news release

The Extraordinary General Meeting of Shareholders of ArcelorMittal renews and broadens the authorised share capital

Luxembourg, 17 June 2009 - The Extraordinary General Meeting of shareholders of ArcelorMittal held today in Luxembourg approved the sole resolution on its agenda.

746,489,458 shares, or 52.5% of the Company's share capital, were present or represented at the meeting. 726,938,172 shares, or 97.45% of the shares present and represented, voted in favour of the resolution. The purpose of this resolution is to renew and broaden the authorisation to the Board of Directors to increase the issued share capital of ArcelorMittal by a maximum of 168,173,653 shares during a period of five years.

As a consequence of the approval of the resolution submitted to today’s EGM, the Company will issue, on 22 June 2009, 112,088,263 new shares to settle the Common Stock Offering announced on 29 April 2009 and closed on 6 May 2009. Following this issuance, the total number of issued ArcelorMittal shares will be 1,560,914,610.